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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 TRANSACTION STATEMENT
under Section 13(e) of the Securities Exchange Act of 1934

KAISER GROUP HOLDINGS, INC.
(Name of the Issuer)

KAISER GROUP HOLDINGS, INC.
(Names of Person Filing Statement)

Common Stock, $0.01 par value
(Title of Class of Securities)

483059 101
 (CUSIP Number of Class of Securities)

Douglas W. McMinn
President and Chief Executive Officer
 KAISER GROUP HOLDINGS, INC.
9300 Lee Highway
Fairfax, Virginia 22031-1207
(703) 934-3413
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:
James J. Maiwurm, Esq.
Squire, Sanders & Dempsey L.L.P.
8000 Towers Crescent Drive
Suite 1400
Tysons Corner, Virginia 22182

        This statement is filed in connection with (check the appropriate box):

        a.     ☒    The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

        b.     ☐    The filing of a registration statement under the Securities Act of 1933.

        c.     ☐    A tender offer.

        d.     ☐    None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☒

        Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

CALCULATION OF FILING FEE

Transaction valuation (1): $225,000	Amount of filing fee: $27.00

(1)
Calculated solely for purposes of determining the filing fee, this amount was based on the estimated amount in cash to be paid in lieu of fractional shares of common stock.

☐
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

Introduction

        This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by Kaiser Group Holdings, Inc., a Delaware corporation (the "Company"), with the Securities and Exchange Commission (the "Commission") for purposes of effecting the transaction described herein.

        Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Commission a preliminary proxy statement on Schedule 14A of the Securities Exchange Act of 1934, as amended (the "Proxy Statement"), containing, among others, a proposal for the approval of, and information relating to, an amendment to the Company's certificate of incorporation to effectuate a one for 20 reverse stock split of shares of common stock, par value $0.01, of the Company. The information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference into this Schedule 13E-3 in its entirety, and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement.

Item 1. Summary Term Sheet.

        The information set forth in the Proxy Statement under the section "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information.

  (a)
  Name and Address.    The name of the Company is Kaiser Group Holdings, Inc. Its principal executive offices are located at 9300 Lee Highway, Fairfax, Virginia 22031-1207, and its telephone number is (703) 934-3413.

  (b)
  Securities.    As of December 31, 2004, there were approximately 1,613,270 million shares of the Company's common stock, $0.01 par value, outstanding.

  (c)
  Trading Market and Price.    The information set forth in the Proxy Statement under the section "The Reverse Split—Market Prices of the Common Stock and Dividend Policy" is incorporated herein by reference.

  (d)
  Dividends.    The information set forth in the Proxy Statement under the section "The Reverse Split—Market Prices the Common Stock and Dividend Policy" is incorporated herein by reference.

  (e)
  Prior Public Offerings.    Not applicable.

  (f)
  Prior Stock Purchases.    Not applicable.

Item 3. Identity and Background of Filing Person.

  (a)
  Name and Address.    Kaiser Group Holdings, Inc., the subject company, is the filing person. Its principal executive offices are located at 9300 Lee Highway, Fairfax, Virginia 22031-1207, and its telephone number is (703) 934-3413. The information set forth in the Proxy Statement under the section "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

  (b)
  Business and Background of Entities.    The information set forth in Proxy Statement under the section "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

  (c)
  Business and Background of Natural Persons.

    (1)-(2) The information set forth in the Proxy Statement under the sections "Proposal No. 2: Election of Directors—Information Regarding the Board of Directors" and "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

Item 4. Terms of the Transaction.

  (a)
  Material Terms.    The information set forth in the Proxy Statement under the sections "Summary Term Sheet," "Special Factors" and "The Reverse Split" is incorporated herein by reference.

  (c)
  Different Terms.    Not applicable.

  (d)
  Appraisal Rights.    The information set forth in the Proxy Statement under the section "Special Factors—Appraisal Rights" is incorporated herein by reference.

  (e)
  Provisions for Unaffiliated Stockholders.    None.

  (f)
  Eligibility for Listing or Trading.    The Company's common stock is traded through the "Pink Sheets." Immediately prior to the one for 20 reverse stock split of the shares of common stock of the Company, the Company's common stock will not be traded on an automated quotations system operated by a national securities association. Following such reverse stock split, the Company will not take any steps to qualify the Company's common stock for trading on any automated quotations system operated by a national securities association. The Company's common stock will continue to be traded on through Pink Sheets.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

  (a)
  Transactions.    The information set forth in the Proxy Statement under the section "Proposal No. 2: Election of Directors" is incorporated herein by reference.

  (b)
  Significant Corporate Events.    The information set forth in the Proxy Statement under the section "Special Factors—Background of the Reverse Split; Alternatives Considered by the Board" is incorporated herein by reference.

  (c)
  Negotiations or Contacts.    Not applicable.

  (e)
  Agreements Involving the Subject Company's Securities.    Not applicable.

Item 6. Purpose of the Transaction and Plans or Proposals.

  (b)
  Use of Securities Acquired.    The information set forth in the Proxy Statement under the sections "Special Factors—Effects of the Reverse Split on Stockholders Who Hold Fewer than 20 Shares of the Common Stock in a Single Account," "—Effects of the Reverse Split on the Company," and "The Reverse Split" is incorporated herein by reference.

  (c)
  Plans.    The information set forth in the Proxy Statement under the sections "Special Factors — Purpose of the Reverse Split," "—Reasons for the Reverse Split" and "—Effects of the Reverse Split on the Company" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

  (a)
  Purposes.    The information set forth in the Proxy Statement under the section "Special Factors—Purpose of the Reverse Split" is incorporated herein by reference.

  (b)
  Alternatives.    The information set forth in the Proxy Statement under the section "Special Factors — Background of the Reverse Split; Alternatives Considered by the Board" is incorporated herein by reference.

  (c)
  Reasons.    The information set forth in the Proxy Statement under the section "Special Factors—Reasons for the Reverse Split" is incorporated herein by reference.

  (d)
  Effects.    The information set forth in the Proxy Statement under the sections "Special Factors — Effects of the Reverse Split on Stockholders Who Hold Fewer than 20 Shares of the Company's Common Stock in a Single Account," "—General Examples of Potential Effects of the Reverse Split," "—Effects of the Reverse Split on the Company," "—Material Federal Income Tax Consequences" and "The Reverse Split—Accounting Consequences" is incorporated herein by reference.

Item 8. Fairness of the Transaction.

  (a)
  Fairness.    The information set forth in the Proxy Statement under the section "Special Factors—Recommendation of the Board; Fairness of the Reverse Split" is incorporated herein by reference.

  (b)
  Factors Considered in Determining Fairness.    The information set forth in the Proxy Statement under the section "Special Factors—Factors Considered by the Board of Directors as to the Fairness of the Reverse Split" is incorporated herein by reference.

  (c)
  Approval of Security Holders.    The transaction is not structured to require approval of at least a majority of unaffiliated security holders.

  (d)
  Unaffiliated Representative.    The information set forth in the Proxy Statement under the sections "Special Factors—Factors Considered by the Board of Directors as to the Fairness of the Reverse Split—Procedural Factors Disfavoring the Reverse Split and Interests of the Company's Directors and Executive Officers in the Reverse Split" is incorporated herein by reference.

  (e)
  Approval of Directors.    The information set forth in the Proxy Statement under the section "Special Factors—Factors Considered by the Board of Directors as to the Fairness of the Reverse Split—Procedural Factors Disfavoring the Reverse Split and Interests of the Company's Directors and Executive Officers in the Reverse Split" is incorporated herein by reference.

  (f)
  Other Offers.    Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

  (a)
  Report, Opinion or Appraisal.    The information set forth in the Proxy Statement under the section "Special Factors—Background of the Reverse Split; Alternatives Considered by the Board" and "—Reports, Opinions and Appraisals" is incorporated herein by reference.

  (b)
  Preparer and Summary of the Report, Opinion or Appraisal.    The information set forth in the Proxy Statement under the section "Special Factors—Reports, Opinions and Appraisals" is incorporated herein by reference.

  (c)
  Availability of Documents.    Not applicable.

Item 10. Source and Amount of Funds or Other Consideration.

  (a)
  Source of Funds.    The information set forth in the Proxy Statement under the section "The Reverse Split—Source of Funds and Financial Effect of the Reverse Split" is incorporated herein by reference.

  (b)
  Conditions.    None.

  (c)
  Expenses.    The information set forth in the Proxy Statement under the sections "The Reverse Split—Source of Funds and Financial Effect of the Reverse Split" and "—Fees and Expenses" is incorporated herein by reference.

  (d)
  Borrowed Funds.    None

Item 11. Interest in Securities of the Subject Company.

  (a)
  Security Ownership.    The information set forth in the Proxy Statement under the section "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

  (b)
  Securities Transactions.    Not applicable.

Item 12. The Solicitation or Recommendation.

  (d)
  Intent to Tender or Vote in a Going-Private Transaction.    The information set forth in the Proxy Statement under the sections "Summary Term Sheet" and "Proposal No. 1: Amendment to the Certificate of Incorporation," "Special Factors—Factors Considered by the Board of Directors as to the Fairness of the Reverse Split," "Special Factors—Effects of the Reverse Split on Stockholders Who Hold 20 or More Shares of the Company's Common Stock in a Single Account," and "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

  (e)
  Recommendations of Others.    The information set forth in the Proxy Statement under the section "Special Factors—Recommendation of the Board; Fairness of the Reverse Split" is incorporated herein by reference.

Item 13. Financial Statements.

  (a)
  Financial Information.    The information set forth in (i) the Proxy Statement under the section "Selected Historical Financial Information," and (ii) financial statements included in the Annual Report on Form 10-K for the fiscal years ended December 31, 2004 and 2003, in each case, are incorporated herein by reference.

  (b)
  Pro Forma Information.    Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

  (a)
  Solicitation or Recommendations.    None

  (b)
  Employees and Corporate Assets.    The information set forth in the Proxy Statement under the sections "Proposal No. 1: Amendment to the Certificate of Incorporation—Reverse Split—Source of Funds and Financial Effect of the Reverse Split" and "—Fees and Expenses" is incorporated herein by reference.

Item 15. Additional Information.

  (b)
  Other Material Information.    Not applicable.

Item 16. Exhibits.

  (a)
  Preliminary Proxy Statement of the Company (incorporated herein by reference from the Company's Schedule 14A filed with the SEC on April 8, 2005).

  (c)
  Not applicable.

  (d)
  Not applicable.

  (f)
  Not applicable.

  (g)
  Not applicable.

SIGNATURES

        After due inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KAISER GROUP HOLDINGS, INC.
By:	/s/ Douglas W. McMinn
Name:	Douglas W. McMinn
Title:	President and Chief Executive Officer
Date:	April 8, 2005

EXHIBIT INDEX

Exhibit Number	Description
(a)	Preliminary Proxy Statement of the Company (incorporated herein by reference from the Company's Schedule 14A filed with the SEC on April 8, 2005).
(c)	Not applicable.
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.

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Introduction
Item 1. Summary Term Sheet.
Item 2. Subject Company Information.
Item 3. Identity and Background of Filing Person.
Item 4. Terms of the Transaction.
Item 5. Past Contracts, Transactions, Negotiations and Agreements.
Item 7. Purposes, Alternatives, Reasons and Effects.
Item 8. Fairness of the Transaction.
Item 9. Reports, Opinions, Appraisals and Negotiations.
Item 10. Source and Amount of Funds or Other Consideration.
Item 11. Interest in Securities of the Subject Company.
Item 12. The Solicitation or Recommendation.
Item 13. Financial Statements.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
Item 15. Additional Information.
Item 16. Exhibits.
SIGNATURES
EXHIBIT INDEX